WALD
ANTUNES VITA LONGO BLATTNER

This document is a free translation of the Brazilian judicial administrator's report referring to December 2020 financial information of Oi S.A. and some of its subsidiaries ("RJ Debtors") filled within the 7th Business Court of Rio de Janeiro on February, 18, 2021. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

TO YOUR HONOR JUDGE OF LAW OF THE 7th BUSINESS COURT OF THE JUDICIAL DISTRICT OF THE CAPITAL OF THE STATE OF RIO DE JANEIRO

Case No. 0203711-65.2016.8.19.0001
Judicial Reorganization of Oi S.A et al.

THE **JUDICIAL ADMINISTRATOR** (Arnoldo Wald Law Office) appointed in the Judicial Reorganization proceedings of **OI S.A. et al.,** hereby requests that you order the Monthly Activities Report ("RMA") for the month of December 2020 to be entered to the case files.

Rio de Janeiro, February 18, 2021.

Judicial Administrator
Arnoldo Wald Law Office

MONTHLY ACTIVITIES REPORT

RMA

JUDICIAL REORGANIZATION

Oi

December . 2020

18 February, 2021

EXECUTIVE REPORT

INTRODUCTION

To Your Honor Judge of Law of the 7th Business Court of the Judicial District of the Capital of the State of Rio de Janeiro

The Judicial Administrator, Arnoldo Wald Law Firm ("Wald" or "judicial administrator")appointed in the Judicial Reorganization Proceedings of Oi Group (case no. 0203711- 65.2016.8.19.0001)and Rio Branco Consultores Associados, subcontracted by judicial administrator to assist him in the preparation of the Monthly Activities Report ("RMA"), respectfully come before Your Honor, according to the terms of the decision of pages 91.223 / 91.224, submit the Monthly Activities Report - RMA for the month of December 2020.

As is well known, Judicial Reorganization involves the following companies:

- Oi S.A. - in Judicial Reorganization ("Oi S.A.");
- Telemar Norte Leste S.A. - in Judicial Reorganization ("Telemar Norte Leste");
- Oi Móvel S.A. - in Judicial Reorganization ("Oi Móvel");
- Copart4 Participações S.A. - in Judicial Reorganization ("Copart4")*;
- Copart5 Participações S.A. - in Judicial Reorganization ("Copart5")*;
- Portugal Telecom International Finance B.V. - in Judicial Reorganization ("PTIF"); and
- Oi Brasil Holdings Coöperatief U.A. – in Judicial Reorganization ("Oi Coop").

This report, which contemplates financial information based mainly on elements provided by the Companies under Reorganization until February 18, 2021, contains data referring to the month of December 2020, and should be analyzed together with the preliminary activities report, as well as with the other RMA's previously presented.

The RMA will have a chapter specifically focused on the consolidated financial information for the Companies under Reorganization, which in this Report will cover the Managerial Cash Flow Statement for said months, presented in the tables in comparison with the immediately preceding month The report will highlight the main variations that occurred in the period in question, presenting the clarifications provided by the Management of the Companies under Reorganization.

This report, prepared through analytical procedures and discussions with the Company's management, aims to provide the court and interested parties with information about the financial condition of the Companies under Reorganization and the relevant operations they have performed, as well as a summary of the activities carried out by the Judicial Administrator up to the closing of this report.

Copart4 Participações S.A. was merged into Telemar Norte Leste S.A. in January 2019, as set forth in clause 7, annex 7.1, of the Judicial Reorganization Plan - PRJ; Copart5 Participações S.A. was merged into Oi S.A. in March 2019, as set forth in clause 7, annex 7.1, of the Judicial Reorganization Plan - PRJ.

The information presented below is mainly based on data and elements submitted by the Companies under Reorganization. The individual financial statements of all the Companies under Reorganization, as well as the consolidated financial statements of the Oi Group (which include, but are not limited to the Companies under Reorganization) are audited annually by independent auditors. Limited review procedures are applied by the auditors for the filing with the Securities and Exchange Commission - CVM of the Consolidated Quarterly Financial Information ("ITRs") of the Oi Group. With respect to the individual financial information of each Company undergoing Reorganization, prepared in monthly periods other than those that make up the ITRs delivered to CVM, these are not submitted to independent audit review, either by the auditors contracted by Oi Group or by the Judicial Administrator.

The Judicial Administrator, honored with the assigned task, is available for further clarifications about the information contained in this report or any additional information.

Sincerely,

WALD
ANTUNES VITA LONGO BLATTNER

Arnoldo Wald Filho
awf@wald.com.br

Samantha Mendes Longo
samantha@wald.com.br

Members

Telephone: +55 (11) 3074-6000

RIO BRANCO
CONSULTORES ASSOCIADOS

Thiago Fogaça Almeida
Economist
tfa@riobranco.adm.br

Fábio de Carvalho e Mello Curti
Economist
fc@riobranco.adm.br

Telephone: +55 (11) 3392 - 3062

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDER JUDICIAL REORGANIZATION

Picture 1 - Corporate Organization Chart of the Companies under Judicial Reorganization


Oi
Oi S.A.
(Holding)
In Judicial Reorganization
100%
Telemar
Norte Leste
S.A.
(STFC
concession)
under Judicial
Reorganization
100%
Portugal
Telecom
Intern. Finance
B.V.
(Financial
Vehicle) under
Judicial
Reorganization
100%
Oi Brasil
Holdings
Coöperatief
U.A.
(Financial
Vehicle) under
Judicial
Reorganization
99,875%
Oi
Serviços
Financeiros
S.A.
(current
name Copart
3)
100%
CVTEL
B.V.
100%
Rio Alto
Gestão de
Créditos e
Participações
S.A.
100%
Carrigans
Finance
S. à RL
100%
PT
Participações
SGPS S.A.
48,37%
Drammen
RJ
Empreendimentos
Imobiliários S.A.
99,8%
Bryophyta
SP
Participações
Ltda.
100%
Oi Móvel
S.A.
(SMP and
SeAC
authorization)
under Judicial
Reorganization
9 other
companies
(see appendixes)
9 other
companies
(see appendixes)
Caption
COMPANIES OF THE GROUP
UNDERGOING REORGANIZATION

Source: Information made available by the Management

** Diagram previously presented in the Preliminary Activities Report.*
Information presented again to facilitate the understanding of the structure of the Companies under Judicial Reorganization

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDERGOING JUDICIAL REORGANIZATION

Picture 2 - Corporate Organization Chart of the Companies undergoing Judicial Reorganization


Telemar Norte Leste S.A. (STFC concession) under Judicial Reorganization
100%
Oi Móvel S.A. under Judicial Reorganization
50%
Companhia AIX de Participações
81,61%
SEREDE Serviços de Rede S.A.
99,95%
Dommo Empreendimentos Imobiliários Ltda.
99,99%
BrT Card Serviços Financeiros Ltda.
10%
Pharol SGPS S.A.
100%
Brasil Telecom Call Center S.A.
19,04%
Hispamar Satellite S.A.
50%
Companhia ACT de Participações
92,35%
Caliteia RJ Empreendimentos Imobiliários S.A.
Caption
COMPANIES OF THE GROUP UNDERGOING REORGANIZATION

Source: Information made available by the Management

** Diagram previously presented in the Preliminary Activities Report.*
Information presented again to facilitate the understanding of the structure of the Companies under Judicial Reorganization

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDERGOING JUDICIAL REORGANIZATION

Picture 3 - Corporate Organization Chart of the Companies undergoing Judicial Reorganization


Oi Móvel S.A. under Judicial Reorganization
100%
Pointer Network S.A.
4 other companies
100%
Paggo Empreendimentos S.A. (Holdings)
99,99%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda.
50%
Paggo Soluções e Meios de Pagamentos S.A.
99,99%
Paggo Administradora Ltda.
99,99%
Brasil Telecom Comunicação Multimídia Ltda.
99,92%
Lemvig Serviços de Televisão por Assinatura S.A.
99,92%
Jonava RJ Infraestrutura e Redes de de Telecomunicações S.A.
99,95%
Garliava RJ Infraestrutura e Redes de Telecomunicações S.A.
Caption
COMPANIES OF THE GROUP UNDERGOING REORGANIZATION

Source: Information made available by the Management

** Diagram previously presented in the Preliminary Activities Report.*
Information presented again to facilitate the understanding of the structure of the Companies under Judicial Reorganization

COMPANIES UNDERGOING JUDICIAL REORGANIZATION

Picture 4 - Companies undergoing Judicial Reorganization

Oi S.A.
Main provider of Fixed Telephony services in Region II and of national and international long-distance services. It also holds stakes in other companies in the Group and is the main holding company of the Oi Group.

Oi Coop
Non-operational entity. Vehicle for raising financing/resources on the international market


Oi S.A.
Oi Brasil Holdings Coöperatief U.A.
Oi Móvel S.A.
COMPANIES OF THE OI GROUP UNDERGOING JUDICIAL REORGANIZATION
Telemar Norte Leste S.A.
Portugal Telecom International Finance B.V.
Copart 4 e Copart 5 Participações S.A.

Oi Móvel
Provider of cellular mobile telephony services in Regions I, II and III and of DTH TV services.

Telemar Norte Leste
Main provider of fixed telephone services in Region I and national and international long-distance calls.

PTIF
Non-operational entity. Vehicle for raising financing/resources on the international market

Copart 4 and 5*
Two legal entities used to manage and administer the real estate property and the main properties leased to Oi Group

* Copart4 Participações S.A. was merged into Telemar Norte Leste S.A. in January 2019, as set forth in clause 7, annex 7.1, of the Judicial Reorganization Plan - PRJ; Copart5 Participações S.A. was merged into Oi S.A. in March 2019, as set forth in clause 7, annex 7.1, of the Judicial Reorganization Plan - PRJ.

MATERIAL FACTS & COMMUNICATIONS TO THE MARKET

The following are some of the material facts and notices to the market disclosed by the Oi Group that are directly related to the Companies under Judicial Reorganization:

Material Facts and Notices to the Market for the month of **JANUARY/21**

January 25 - UPI InfraCo

Oi S.A. - In Judicial Reorganization ("Oi" or the "Company")in compliance with article 157, paragraph 4, of Law 6.404/76 and the provisions of CVM Instruction 358/02, and in addition to the Material Fact disclosed on January 25, 2021, hereby informs its shareholders and the market in general that, in view of the conditions of the binding offer for partial acquisition of UPI InfraCo jointly submitted by Globenet Cabos Submarinos S.A., BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia and other investment funds managed or controlled by companies belonging to the BTG Group (the "Offer" and the "Bidders"), signed, on this date, an Exclusivity Agreement ("Agreement") with the Bidders, for a limited period of time, for the purpose of negotiating exclusively with the Bidders the terms and conditions, as well as the documents and attachments relating to the Offering.

The full Material Fact can be accessed at:

https://api.mzia.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/f51821c6-12f9-c789-f75c-f9ab03de5950?origin=1

January 29th - Execution of the Purchase and Sale Agreement of the SPEs Mobile Assets

Oi S.A. - In Judicial Reorganization ("Oi" or the "Company") hereby informs its shareholders and the market in general that, in continuity with what was informed on the occasion of the disclosure of the Material Facts of June 15, September 7 and December 14, 2020, on January 28, 2021, the Company, Telemar Norte Leste S.A. - In Judicial Reorganization and Oi Móvel S.A. - In Judicial Reorganization entered into an agreement with Telefônica Brasil S.A., TIM S.A. and Claro S.A. ("Buyers")the Agreement for the Purchase and Sale of Shares and Other Covenants ("Agreement"), which has as its object the sale of the Mobile Asset SPEs to the Buyers, winners of the competitive procedure held on December 14, 2020 ("Transaction")in accordance with the Amendment to the Judicial Reorganization Plan confirmed by the Judge of the 7th Business Court of the Judicial District of the Capital City of the State of Rio de Janeiro on October 5, 2020 ("Amendment to the Judicial Reorganization Plan - PRJ").

The full Notice to the Market can be accessed at:

https://api.mzia.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/6651bfd5-5707-51ac-92a5-012046131df4?origin = 1

MATERIAL FACTS & COMMUNICATIONS TO THE MARKET

The following are some of the material facts and notices to the market disclosed by the Oi Group that are directly related to the Companies under Judicial Reorganization:

Material Facts and Notices to the Market for the month of **FEBRUARY/21**

February 04 - UPI InfraCo

Oi S.A. - In Judicial Reorganization ("Oi" or "Company")in compliance with article 157, §4, of Law 6,404/76 and the provisions of CVM Instruction 358/02, and in addition to the Material Fact disclosed on January 25, 2021, hereby informs its shareholders and the market in general that, in view of the conditions of the binding offer for partial acquisition of UPI InfraCo jointly submitted by Globenet Cabos Submarinos S.A., BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia and other investment funds managed or controlled by companies of the BTG Group (the "Offer" and the "Bidders")it executed, on this date, Exclusivity Agreement ("Agreement") with the Bidders, for a limited period of time, for the purpose of negotiating exclusively with the Bidders the terms and conditions, as well as the documents and attachments relating to the Offering.

The full Material Fact can be accessed at:
https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/45a26cc7-0813-87b1-9b21-ba9dacf1da13?origin= 1

MANAGERIAL CASH FLOW STATEMENT

HIGHLIGHTS

Statement
DECEMBER 1st to 31st, 2020

- **Net Operating Cash Generation of the Companies under Reorganization** was negative by BRL 250 million in December/20

- **Investments** reached the level of BRL 525 million in December/20

- The item **Receipts** had an increase of BRL 111 million in December/20, totaling BRL 2,441 million

- The item **Payments** showed a reduction of BRL 211 million in December/20, reaching the level of BRL 2,166 million

- In December/20 there was a cash outflow of BRL 164 million under the heading **Intra-Group Operations**

- The **Final Financial Cash Balance of the Companies under Reorganization** had a reduction of BRL 394 million in December/20, totaling BRL 3,972 million

Statement

DECEMBER 1st to 31st, 2020

Net Operating Cash Generation of the Companies undergoing Reorganization was negative by BRL 250 million in Dec/20

- The Net Operating Cash Generation of the Companies under Reorganization in the month of December/20 was negative by BRL 250 million, after a negative result of BRL 509 million observed in the previous month (Picture 5). In comparison with November/20, the Receipts registered an increase of BRL 111 million, reaching the level of BRL 2,441 million, while the cash outflows with Payments and Investments decreased by BRL 148 million, totaling jointly BRL 2,691 million (Picture 6).
- The other movements of the Companies under Reorganization, which includes Financial Operations, represented a cash outflow of BRL 144 million in December/20.
- Thus, the variation of the Final Financial Cash Balance of the Companies under Reorganization was negative by BRL 394 million in December/20, resulting in an amount of BRL 3,972 million (Picture 7)This corresponds to a reduction of 9.0% in relation to the previous month.
- Detailed considerations of the variations will be analyzed on the following pages.

Source: Financial statements and managerial information

Picture 5 - Net Operational Cash Generation - Monthly Balance


in BRL million

Picture 6 - Monthly evolution. Receipts x Payments/Investments


PAYMENTS
+
INVESTMENTS 2,691
2.441
RECEIVABLES
in BRL million

Picture 7 - Financial Cash – Companies undergoing Reorganization - monthly – Final Balance


in BRL million
3.972

Cash outflow with Investments contributed to the negative balance of the Net Operating Cash Generation

Picture 8 - Managerial cash flow statement

	Nov/20	Dez/20	Δ
Customers	1,372	1,676	22%
Network Usage Services	97	99	1%
Dealers	432	466	8%
Other	429	200	-53%
Receipts (1)	**2,330**	**2,441**	**5%**

	Nov/20	Dez/20	Δ
Plant Maintenance	(184)	(238)	29%
Rentals	(461)	(467)	1%
Data Processing/Printshops	(54)	(55)	3%
Call Center Service/Collection	(105)	(120)	13%
Dealers	(92)	(89)	-3%
Consultancies / Audits / Fees	(42)	(36)	-14%
Other Services/Payments	(764)	(468)	-39%
Materials/Services (2)	**(1,702)**	**(1,472)**	**-13%**

	Nov/20	Dez/20	Δ
Network Usage Services	(96)	(101)	5%
Escrow Deposits	97	49	-49%
Contingencies	(86)	(12)	-86%
Other Payments (2)	**(85)**	**(64)**	**-25%**

	Nov/20	Dez/20	Δ
Telemar	(145)	(216)	49%
OI S.A.	(55)	(54)	-2%
OI Móvel	(263)	(255)	-3%
Investments (3)	**(463)**	**(525)**	**14%**


in BRL million
2.441
(226)
(1.472)
(404)
0
(64)
(525)
(250)
Receipts
Staff
Materials/ Services
Taxes
Mediation / Partner Supplier
Other payments
Investments
Net Cash Generation

Source: Financial statements and managerial information

Statement

DECEMBER 1st to 31st, 2020

Table 1 - Managerial Cash Flow Statement - Dec/20

BRL million	(A) 30/11/2020 Nov/20	(B)-(A) Variation	(B) 31/12/2020 Dec/20
INITIAL Balance - Financial Cash	**4,988**	***(622)***	**4,367**
Customers	1,372	*304*	1,676
Network Usage Services	97	*1*	99
Dealers	432	*34*	466
Other	429	*(229)*	200
Receipts (1)	**2,330**	**111**	**2,441**
Staff	(189)	*(37)*	(226)
Materials and Services Suppliers	(1,797)	*224*	(1,573)
Taxes	(400)	*(3)*	(404)
Escrow Deposits	97	*(48)*	49
Contingencies	(86)	*74*	(12)
Mediation/Partner Suppliers	-	-	-
Payments (2)	**(2,376)**	**211**	**(2,166)**
Telemar	(145)	*(71)*	(216)
Oi S.A.	(55)	*1*	(54)
Oi Móvel	(263)	*8*	(255)
Investments (3)	**(463)**	**(63)**	**(525)**
Net Operating Generation (1+2+3)	**(509)**	**259**	**(250)**
Capital Increase	-	-	-
Non-Core	**23**	**(9)**	**14**
Intra-Group Operations	**(144)**	***(20)***	**(164)**
Financial Operations	**8**	**(2)**	**6**
Dividends and Interest on Equity	**(0)**	**0**	**(0)**
FINAL Balance - Financial Cash	**4,367**	***(394)***	**3,972**

Picture 9 - Receipts - Shareholding Structure


Network Usage Services BRL 99 mi 4%
Other BRL 200 mi 8%
Dealers BRL 466 million 19%
Clients BRL 1,676 million 69%
RECEIVABLES TOTAL
BRL 2,441 million

	Dec/20 BRL million	Dec/20 Interest	Nov/20 Interest
Receipts	**2,441**	**100%**	**100%**
Clients	1,676	69%	59%
Dealers	466	19%	19%
Other	200	8%	18%
Network Usage Services	99	4%	4%

RECEIVABLES

Receipts increased in December/20

In December/20 there was an increase of BRL111 million in the Receipts account when compared to the previous month (4.7%)The total amount was BRL 2,441 million.

The *Clients* heading recorded an increase of BRL 304 million in December/20, totaling BRL 1,676 million, compared to revenues of BRL 1,372 million in November/20.

- The Management informed that the positive variation observed is related to the number of working days (20 working days in November/20 x 22 working days in December/20) and with the increase of prepaid recharges.

The item Network *Usage Services* registered an increase of BRL 1 million in December/20, totaling a cash inflow of BRL 99 million in the month. The *Dealers* account increased by BRL 34 million in the month, totaling a cash inflow of BRL 466 million in December/20.

- The Management informed that the positive variation observed is related to the number of working days (20 working days in November/20 x 22 working days in December/20).

Finally, the *Other Receipts* item registered a reduction of BRL 229 million in December/20, with an inflow of BRL 200 million.

- Management reported that the observed reduction is explained by the decrease in Intercompany receipts for interconnection between the companies under judicial reorganization, with the effect cancelled out by the Other services/payments item.

Statement

DECEMBER 1st to 31st, 2020

Table 1 - Managerial Cash Flow Statement - Dec/20

BRL million	(A) 30/11/2020 Nov/20	(B)-(A) Variation	(B) 31/12/2020 Dez/20
INITIAL Balance - Financial Cash	**4,988**	**(622)**	**4,367**
Clients	1,372	*304*	1,676
Network Usage Services	97	*1*	99
Dealers	432	*34*	466
Other	429	*(229)*	200
Receipts (1)	**2,330**	**111**	**2,441**
Staff	(189)	*(37)*	(226)
Materials and Services Suppliers	(1,797)	*224*	(1,573)
Taxes	(400)	*(3)*	(404)
Escrow Deposits	97	*(48)*	49
Contingencies	(86)	*74*	(12)
Mediation/Partner Suppliers	-	-	-
Payments (2)	**(2,376)**	**211**	**(2,166)**
Telemar	(145)	*(71)*	(216)
Oi S.A.	(55)	*1*	(54)
Oi Móvel	(263)	*8*	(255)
Investments (3)	**(463)**	**(63)**	**(525)**
Net Operational Generation (1+2+3)	**(509)**	**259**	**(250)**
Capital Increase	-	-	-
Non-Core	**23**	**(9)**	**14**
Intra-Group Operations	**(144)**	**(20)**	**(164)**
Financial Transactions	**8**	**(2)**	**6**
Dividends and Interest on Equity	**(0)**	**0**	**(0)**
FINAL Balance - Financial Cash	**4,367**	**(394)**	**3,972**

Picture 10 - Payments - Participation Structure


Staff
BRL 226 mi
10%
Other
-BRL 37 mi
-2%
Mediation
BRL 0 mi
0%
PAYMENTS
TOTAL
BRL 2,166 million
Taxes
BRL 404 mi
18%
Suppliers
BRL 1,573 million
70%

	Dez/20 BRL million	Dez/20 Participation	Nov/20 Participation
Payments	2,166	100%	100%
Materials and Services Suppliers	1.573	73%	76%
Taxes	404	19%	17%
Staff	226	10%	8%
Other	(37)	-2%	0%
Mediation/Partner Suppliers	0	0%	0%

PAYMENTS

Reduction of Payments in December/20

Payments totaled BRL 2,166 million in December/20, a reduction of BRL 211 million (8.9%) in relation to the previous month, when the item registered a cash outflow of BRL 2,376 million.

There was an increase of BRL 37 million in the Staff item in December/20, totaling R$226 million.

- The Management explained that the observed increase is due to the payment of the 2nd installment of the 13th salary for 2020 and the advance payment of the 13th salary for 2021.

The item *Suppliers of Materials/Services* ended December/20 with a reduction of BRL 224 million, totaling BRL 1,573 million.

- Management informed that the observed reduction is explained, mainly, by the decrease in Intercompany payments for interconnection between the companies under judicial reorganization, with the effect cancelled out by the "Other Receipts" item.

The item *Taxes* increased by BRL 3 million, reaching the level of BRL 404 million. On the other hand, *Escrow Deposits* had a reduction in cash inflow in the month, from BRL 97 million in November/20 to BRL 49 million in December/20.

- The Management informed that the Cash Inflow refers to the redemption and release of escrow deposits in favor of Oi, in the Civil sphere.

Finally, the *Contingencies* item recorded a cash outflow of BRL 12 million in December/20, an increase of BRL 74 million in relation to the previous month.

- The Management informed that the outflows observed refer to payments of contingencies in the Civil sphere.

Statement

DECEMBER 1st to 31st, 2020

Table 1 - Managerial Cash Flow Statement - Dec/20

BRL million	(A) 30/11/2020 Nov/20	(B)-(A) Variation	(B) 31/12/2020 Dez/20
INITIAL Balance - Financial Cash	**4,988**	**(622)**	**4,367**
Clients	1,372	*304*	1,676
Network Usage Services	97	*1*	99
Dealers	432	*34*	466
Other	429	*(229)*	200
Receipts (1)	**2,330**	**111**	**2,441**
Staff	(189)	*(37)*	(226)
Materials and Services Suppliers	(1,797)	*224*	(1,573)
Taxes	(400)	*(3)*	(404)
Escrow Deposits	97	*(48)*	49
Contingencies	(86)	*74*	(12)
Mediation/Partner Suppliers	-	-	-
Payments (2)	**(2,376)**	**211**	**(2,166)**
Telemar	(145)	*(71)*	(216)
Oi S.A.	(55)	*1*	(54)
Oi Móvel	(263)	*8*	(255)
Investments (3)	**(463)**	**(63)**	**(525)**
Net Operating Generation (1+2+3)	**(509)**	**259**	**(250)**
Capital Increase	-	-	-
Non Core	23	(9)	14
Intra-Group Operations	(144)	(20)	(164)
Financial Operations	8	(2)	6
Dividends and Interest on Equity	(0)	0	(0)
FINAL Balance - Financial Cash	**4,367**	**(394)**	**3,972**

Picture 11 - Investments - Shareholding Structure



Oi S.A.
BRL 54 mi
10%
Oi Móvel
BRL 255 mi
49%
Telemar
BRL 216 mi
41%
INVESTMENTS TOTAL
BRL 525 million

	Dez/20 BRL million	Dez/20 Participation	Nov/20 Participation
Investments	**525**	**100%**	**100%**
Oi Móvel	255	49%	57%
Telemar	216	41%	31%
Oi S.A.	54	10%	12%

INVESTMENTS

The Companies undergoing Reorganization recorded payments of *Investments of* BRL 525 million in December/20, an increase of 13.5% in relation to the previous month, when there was a cash outflow with *Investments* of BRL 463 million.

The Investments related to Oi Móvel S.A. presented a reduction of BRL 8 million, totaling BRL 255 million in December/20. In Telemar S.A. there was an increase of BRL 71 million, totaling BRL 216 million in December/20, while the Investments in Oi S.A. reduced from BRL 55 million in November/20 to BRL 54 million in December/20.

- The Management pointed out that the reduction observed in the month compared to the previous month, is within the strategic plan of accelerating investments, especially in fiber optics and the expansion of the mobile network.

NET OPERATING GENERATION

The level of *Receipts* in December/20, of BRL 2,441 million, was lower than the sum total of the cash outflows of *Payments* (BRL 2,166 million) and *Investments* (BRL 525 million) in the month, which directly contributed to the negative balance of R$ BRL million in the Net Operating Generation by the Companies undergoing Reorganization during the month.

FINAL BALANCE - FINANCIAL CASH

The "Non-core" cash inflow, which totaled BRL 14 million in December/20, had a reduction of BRL million in relation to the previous month.

- The Management informed that the observed cash inflow refers to the receipt from the sale of the properties.

The Intra-Group Operations presented a cash outflow of BRL 164 million in December/20.

- Management informed that the cash outflow refers to the operation of advance for future capital increase (AFAC) with another company of the Group outside Judicial Reorganization.

The heading *Financial Transactions* recorded a positive result of BRL 6 million in December/20, against cash inflows of BRL 8 million in the previous month.

- Management informed that the cash inflow refers to the return on the financial investment of the Company's available cash.

Thus, adding the cash outflow of BRL 164 million from Intra-Group Operations, the *Non-Core* cash inflow of BRL 14 million and the cash inflow of BRL 6 million from *Financial Operations* to the negative balance of BRL 250 million of Net Operating Cash Generation, the Final Financial Cash Balance of the Companies undergoing Reorganization decreased by BRL 394 million in relation to the previous month (down 9.0%)totaling BRL 3,972 million.

- Management explained that the reduction of the final balance of the Financial Cash is mainly related to the Company's strategic plan to accelerate investments in Fiber Optics (FTTH) and 4G and 4.5G Mobile Broadband.

Statement

DECEMBER 1st to 31st, 2020

Table 2 - Direct Cash Flow

CONSOLIDATED FOR THE COMPANIES UNDER REORGANIZATION	AUG/18	SEP/18	OCT/18	NOV/18	DEC/18	JAN/19	FEB/19	MAR/19	APR/19	MAY/19	JUN/19	JUL/19	AUG/19	SEP/19	OCT/19	NOV/19	DEC/19	JAN/20	FEB/20	MAR/20	APR/20	MAY/20	JUN/20	JUL/20	AUG/20	SEP/20	OCTOBER/20	NOV/20	DEC/20
Opening Balance - Financial Cash	4,677	4,721	4,815	4,379	4,362	4,469	7,515	6,043	6,010	4,614	4,368	4,145	3,621	3,083	3,052	2,612	2,239	1,910	3,761	5,929	5,602	4,858	4,754	4,871	5,639	5,392	5,108	4,988	4,367
Receipts	2,659	2,694	2,898	2,815	2,645	2,463	2,400	2,248	2,090	2,815	2,110	2,359	1,991	2,033	2,119	2,013	2,412	2,303	1,782	2,068	1,994	1,908	2,051	2,057	2,159	2,120	2,388	2,330	2,441
Clients	1,731	1,681	1,808	1,807	1,697	1,628	1,541	1,572	1,570	1,660	1,495	1,616	1,511	1,495	1,553	1,473	1,652	1,494	1,353	1,475	1,361	1,455	1,481	1,477	1,393	1,425	1,476	1,372	1,676
Network Usage Services	210	205	204	192	192	177	191	151	6	252	5	43	9	9	8	5	19	6	14	2	3	1	-	3	15	112	202	97	99
Dealers	518	420	414	478	412	498	403	411	427	446	395	453	433	421	443	421	443	488	368	405	387	384	435	424	424	445	425	432	496
Other	200	388	472	338	344	160	268	114	87	457	214	257	38	108	105	114	298	315	47	184	244	70	156	142	326	137	284	429	200
Payments	(2,278)	(2,276)	(2,751)	(2,432)	(2,285)	(2,733)	(2,806)	(1,821)	(2,964)	(2,560)	(1,743)	(2,207)	(1,577)	(1,471)	(1,694)	(1,702)	(2,082)	(2,031)	(2,057)	(1,669)	(2,108)	(1,430)	(1,609)	(1,529)	(1,829)	(1,628)	(1,944)	(2,376)	(2,165)
Staff	(170)	(140)	(137)	(133)	(244)	(200)	(172)	(144)	(326)	(180)	(152)	(151)	(138)	(135)	(125)	(134)	(235)	(177)	(147)	(133)	(244)	(123)	(133)	(123)	(109)	(120)	(177)	(189)	(226)
Materials and Services Suppliers	(1,634)	(1,640)	(2,048)	(1,775)	(1,508)	(1,829)	(1,670)	(1,238)	(1,496)	(1,905)	(1,112)	(1,640)	(1,178)	(960)	(1,273)	(1,274)	(1,553)	(1,646)	(1,125)	(1,212)	(1,494)	(1,032)	(1,222)	(1,122)	(1,387)	(1,211)	(1,475)	(1,797)	(1,573)
Materials/Services	(1,393)	(1,433)	(1,842)	(1,581)	(1,315)	(1,649)	(1,478)	(1,087)	(1,490)	(1,654)	(1,105)	(1,594)	(1,169)	(951)	(1,264)	(1,258)	(1,536)	(1,640)	(1,111)	(1,208)	(1,489)	(1,030)	(1,226)	(1,118)	(1,348)	(1,087)	(1,272)	(1,702)	(1,472)
Plant Maintenance	(297)	(299)	(300)	(347)	(425)	(406)	(344)	(305)	(324)	(322)	(331)	(335)	(348)	(329)	(339)	(371)	(393)	(357)	(287)	(291)	(302)	(262)	(243)	(195)	(204)	(192)	(215)	(184)	(238)
Rent	(240)	(329)	(336)	(338)	(297)	(401)	(438)	(273)	(407)	(432)	(255)	(424)	(292)	(184)	(268)	(311)	(254)	(424)	(336)	(324)	(338)	(306)	(344)	(271)	(276)	(265)	(333)	(461)	(467)
Data Processing/Printshops	(122)	(103)	(134)	(129)	(97)	(134)	(122)	(108)	(139)	(94)	(99)	(125)	(94)	(10)	(28)	(156)	(185)	(185)	(96)	(77)	(111)	(90)	(69)	(45)	(82)	(70)	(83)	(54)	(55)
Call Center Service/Collection	(138)	(104)	(138)	(147)	(163)	(129)	(156)	(113)	(135)	(138)	(121)	(116)	(128)	(124)	(103)	(125)	(143)	(112)	(134)	(110)	(79)	(83)	(85)	(84)	(105)	(110)	(98)	(105)	(120)
Dealers	(108)	(109)	(112)	(116)	(110)	(115)	(115)	(105)	(100)	(109)	(99)	(103)	(98)	(102)	(101)	(103)	(99)	(100)	(128)	(96)	(100)	(95)	(102)	(93)	(91)	(93)	(85)	(92)	(89)
Consultancies / Audits / Fees	(71)	(45)	(96)	(74)	(52)	(124)	(90)	(34)	(76)	(42)	(24)	(71)	(41)	(25)	(39)	(32)	(31)	(76)	(95)	(47)	(41)	(43)	(43)	(47)	(41)	(53)	(43)	(42)	(35)
Other Services/Payments	(308)	(444)	(726)	(430)	(171)	(340)	(254)	(149)	(309)	(517)	(175)	(418)	(168)	(167)	(285)	(170)	(431)	(383)	(85)	(256)	(515)	(163)	(335)	(382)	(568)	(317)	(423)	(764)	(469)
Network Usage Services	(211)	(207)	(206)	(194)	(193)	(180)	(192)	(152)	(6)	(251)	(7)	(46)	(9)	(9)	(8)	(5)	(17)	(6)	(14)	(4)	(5)	(1)	(2)	(4)	(19)	(115)	(203)	(95)	(101)
Taxes	(487)	(516)	(551)	(543)	(523)	(683)	(566)	(524)	(1,221)	(566)	(501)	(478)	(407)	(403)	(384)	(434)	(358)	(402)	(365)	(365)	(392)	(323)	(329)	(344)	(384)	(337)	(355)	(403)	(404)
Escrow Deposits	46	40	41	55	75	34	51	91	78	41	32	71	153	29	88	33	96	200	41	47	29	55	81	71	46	44	77	97	49
Contingencies	-	(4)	(2)	(1)	(12)	(5)	(6)	(5)	(5)	(16)	(10)	(5)	(7)	(4)	-	(13)	(12)	(6)	(4)	(6)	(6)	(7)	(8)	(10)	(4)	(4)	(14)	(85)	(12)
Mediation/Partner Suppliers	(64)	(16)	(54)	(35)	(73)	(90)	(442)	-	-	-	-	-	-	-	-	-	-	-	(457)	-	-	-	-	-	-	-	-	-	-
Investments	(263)	(239)	(502)	(421)	(344)	(600)	(402)	(394)	(540)	(672)	(544)	(702)	(656)	(582)	(881)	(596)	(651)	(685)	(748)	(690)	(660)	(591)	(512)	(520)	(528)	(582)	(473)	(463)	(525)
Telemar	(178)	(147)	(222)	(193)	(174)	(234)	(208)	(172)	(230)	(279)	(265)	(245)	(232)	(215)	(245)	(212)	(185)	(195)	(195)	(190)	(262)	(176)	(196)	(148)	(177)	(185)	(147)	(145)	(216)
I.S.A.	(47)	(64)	(76)	(58)	(46)	(100)	(83)	(51)	(81)	(56)	(54)	(83)	(61)	(62)	(88)	(54)	(52)	(96)	(88)	(83)	(90)	(89)	(63)	(56)	(53)	(74)	(42)	(55)	(54)
Oi Móvel	(138)	(128)	(204)	(170)	(124)	(266)	(191)	(161)	(229)	(294)	(284)	(374)	(363)	(315)	(548)	(330)	(414)	(424)	(465)	(417)	(338)	(326)	(252)	(317)	(298)	(332)	(285)	(263)	(255)
Operating Generation	17	79	(436)	(38)	16	(873)	(887)	40	(1,414)	(417)	(177)	(648)	(242)	(38)	(488)	(378)	(331)	(413)	(1,023)	(296)	(774)	(113)	(68)	9	(197)	(101)	(30)	(508)	(248)
Capital Increase	-	-	-	-	-	4,007	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Pharol Agreement	-	-	-	-	-	(106)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Non Core	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	121	-	-	-	-	-	4	20	0	23	14
Intra-Group Transactions	(1)	-	-	-	14	-	-	-	-	103	-	-	-	-	-	-	-	-	-	17	-	-	-	-	(109)	(201)	(181)	(144)	(164)
Financial Transactions	28	15	(1)	21	23	18	(585)	24	17	9	16	16	(295)	7	8	2	2	2,264	3,070	(48)	31	8	186	759	55	(2)	91	8	6
Dividends and Interest on Equity	-	-	-	-	54	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0	-	0	0	-	(0)	(0)	(3)	(3)
Closing Balance - Financial Cash	4,721	4,815	4,379	4,362	4,469	7,515	6,043	6,010	4,614	4,368	4,145	3,621	3,083	3,052	2,612	2,239	1,910	3,761	5,929	5,602	4,858	4,754	4,871	5,639	5,392	5,108	4,988	4,367	3,972

CREDITOR SERVICE

In the last month, the Judicial Administrator continued to monitor the steps taken by the Companies under Reorganization to enable compliance with the Judicial Reorganization Plan and its Amendment, which was confirmed by this Court on October 5th, 2020.

Interested parties may consult the Amendment on the Judicial Reorganization website (www.recuperacaojudicialoi.com.br)The requests for clarification should be directed to the following channels: e-mail credoroi@wald.com.br, phone 0800644-3111 (toll free) Or to the website www.recjud.com.br.

Furthermore, as determined by the decision of pages 492.184/492.187, which established the new control dynamics for payment of first priority claim ("*créditos extraconcursais*"), the Judicial Administrator continues to make available on its website the lists sent by the Companies under Reorganization, containing the first priority claim ("*créditos extraconcursais*") that have already been paid and those that are being processed, referring to compliance with judgments or executions initiated prior to September 30th, 2020. The information is periodically updated and is available for consultation at: https://recuperacaojudicialoi.com.br/creditos-extraconcursais/.

Regarding the mediation procedure related to the procedural incidents, which was established by the ruling of pages 341.970/341,973 and aims to encourage a composition between creditors and debtors to define the value of the credits, from an online platform, whose supervision is done by the Judicial Administration, we must inform that more than 14,000 agreements have already been signed.

Furthermore, throughout the month of December, this Administration continued to manifest itself in the procedural incidents of credit claims and challenges, having presented during the month 107 opinions on the merits and hundreds of manifestations of measures (document request, credit inclusion information in the General Creditors Table and others).

To date, 50,514 procedural incidents have been distributed, of which 21,261 have already been judged, 19,441 are inserted in the mediation platform, and the rest are being regularly processed. The Judicial Administrator makes available on the Judicial Reorganization website (www.recuperacaojudicaloi.com.br) the list of procedural incidents already judged, which is periodically updated.

SUMMARY OF THE PROCEEDINGS

Below, the judicial administrator lists the manifestations filed in the electronic case file after the last Monthly Activity Report, with the respective pages indicated.

Pages 497.130/497.149	Monthly report of the activities performed by the Companies under Reorganization (for the month of November 2020).	21.01.2021
Pages 498.172/492.17	Manifestation of the Judicial Administrator on: (i) petition from the Companies under Reorganization informing about the establishment of administrative proceedings by ANATEL aiming at the payment of claims included in the Reorganization; (ii) application for reservation of claim in favor of creditor Moisés Panatier Garcia de Oliveira; (iii) the payments of first priority claim ("*créditos extraconcursais*") performed by the Companies under Reorganization during the month of November 2020; (iv) assignment of credit between the creditor Nortcom Indústria de Equipamentos Eletrônicos S.A. and GH Participações LTDA. and (v) A great number of requests for payment of non-concurrent credit claims.	29.01.2021

In addition, in response to letters and requests addressed directly to the Judicial Administrator by several courts in Brazil, the Judicial Administrator presented several manifestations in lawsuits filed against the Companies under Reorganization.

SUPERVISION REGARDING COMPLIANCE WITH THE JUDICIAL REORGANIZATION PLAN

The Judicial Reorganization Plan confirmed by the decision on pages 254.741/254,756, was amended in the form of the Amendment on pages 476.542/479.026, which was confirmed by this Court on May 10th, 2020 (pages 481.886/481.918)after its approval by the majority of creditors of all classes present at the General Creditors' Meeting held on September 8th, 2020.

As established by Law No. 11101/2005, the Judicial Administrator continues to supervise the compliance with the obligations of the Companies under Reorganization, of the confirmed Plan for Judicial Reorganization - JR PLAN and its Amendment, having, for this purpose, held periodic meetings with the Company and analyzed all relevant documentation.

As a result of this inspection, the judicial administrator reports that, in the month of December 2020, only the obligations that have a due date linked to the final and unappealable judgment of the original records matured, as established in the Judicial Reorganization Plan reached their maturity. Monthly, this Administration receives the list of labor credits paid during the month, due to the end of the grace period (180 days from the judgment of the original action - clause 4.1.1 of the Judicial Reorganization Plan - JR Plan).

WALD
ANTUNES VITA LONGO BLATTNER

Av. Almirante Barroso, 52
24° andar
ZIP CODE 20031-000
Rio de Janeiro, RJ - Brazil

Av. Juscelino Kubitschek,
N° 510, 8° andar
ZIP CODE 04543-906
São Paulo, SP - Brazil

RIO BRANCO
CONSULTORES ASSOCIADOS

Av. Marquês de São
Vicente, 446 - Conj. 1206
Barra Funda
ZIP CODE 01139-000
São Paulo, SP - Brazil